                                                            File No.   1-2301
                                                                     --------



                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM U-3A-2


            Statement by Holding Company Claiming Exemption Under
            Rule U-3A-2 from the Provisions of the Public Utility
                         Holding Company Act of 1935


                            BOSTON EDISON COMPANY
                            ---------------------


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

1. Boston Edison Company (the "Company") is a Massachusetts electric utility company and a holding company organized in Massachusetts with its principal office at 800 Boylston Street, Boston, Massachusetts. One of its wholly owned subsidiaries is Harbor Electric Energy Company (HEEC), a Massachusetts electric utility company which also has its principal office at 800 Boylston Street, Boston, Massachusetts. Boston Energy Technology Group, Inc. (BETG), is also a wholly owned subsidiary of the Company, and neither it nor its subsidiaries engage in regulated utility activities. BETG has four wholly owned subsidiaries, Boston Edison Services, Inc., BecoCom, Inc., Coneco Corporation and RZT Corporation. In addition, BETG owns 75% of Northwind Boston, L.L.C., Boston Edison Services, Inc. owns 50% of EnergyVision, L.L.C., and BecoCom, Inc. owns 49% of RCN-BecoCom, L.L.C.

    The Company engages principally in the generation, purchase, transmission, distribution and sale of electric energy. HEEC was formed to engage principally in the distribution of electric energy from the Company to a large retail electric customer of the Company, the Massachusetts Water Resources Authority, for use in the construction and operation of its wastewater treatment facilities located on Deer Island in Boston, Massachusetts. HEEC may in the future engage in the generation, transmission, distribution or sale of electric energy and steam.

    The Company is in the process of obtaining the regulatory and other approvals necessary to reorganize itself as a subsidiary of a holding company. As part of the revised structure, both Boston Edison Company and BETG would become subsidiaries of the holding company, BEC Energy. HEEC would remain a subsidiary of Boston Edison Company, and BETG's various subsidiaries will remain direct or indirect subsidiaries of BETG as noted above. To date, the Company's plan of reorganization has been approved by the Company's common shareholders, the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. The Company has applied for the approval of the Massachusetts Department of Telecommunications and Energy (DTE) and expects to receive the Department's ruling on its application in March 1998. Approval of the Securities and Exchange

    Commission is pending. The Company anticipates consummating the reorganization in the second quarter of 1998.

2.  Properties Used for Generation
    ------------------------------

    Within Massachusetts, the properties of the Company used for the generation of electric energy as of December 31, 1997, which are 100% owned, include three steam-electric generating stations, one of which is nuclear (678,000 kilowatts (kW)) and two of which are fueled by oil and natural gas (total 1,803,530 kW), and ten combustion turbine generators (total 238,944 kW). The Company's total generating capability within Massachusetts is 2,720,474 kW.

    The Company has a 5.8881% joint ownership interest in Wyman Unit #4 operated by Central Maine Power Company and located in Yarmouth, Maine. Through this interest, the Company's generating capability outside Massachusetts as of December 31, 1997 is 37,300 kW.

    Including the power contract with Wyman Unit #4, the Company's total generating capability is 2,757,774 kW, of which 98.6% is intrastate and 1.4% is located outside Massachusetts.

    On December 10, 1997, the Company entered into a purchase and sale agreement with Sithe Energies, Inc., a privately held company headquartered in New York, to purchase its non-nuclear generating assets. The Company anticipates finalization of the divestiture in mid-1998.

    Properties Used for Transmission
    --------------------------------

    The Company's transmission system as of December 31, 1997, consists of 362 miles of overhead circuits operating at 115,000 volts, 230,000 volts and 345,000 volts and 156 miles of underground circuits operating at 115,000 volts and 345,000 volts. All 518 miles of circuits and the Company's substations are located within Massachusetts. The Company has an 80% joint ownership interest with another electric utility in the Medway-Card Street line which is 16 miles of circuits extending from West Medway, Massachusetts to the Massachusetts-Rhode Island border, at which point the Company's ownership terminates. This 16-mile circuit is included in the total amount of overhead circuits described above and constitutes only 3.1% of the Company's entire transmission system as measured in miles of circuit. The Company also has a 5.8881% interest in a transmission substation located in Yarmouth, Maine as part of its ownership interest in the Wyman Unit #4 generating station discussed above.

    The Company owns 4.5% of the voting shares and has a 6.55% non-voting interest in the New England Hydro-Transmission Electric Company, Inc., a Massachusetts corporation which owns the Massachusetts portions of the high voltage direct current (HVDC) interconnection which extends to the Canadian border. The Company also owns 4.5% of the voting shares and has a 6.55% non-voting interest in the New England Hydro-Transmission Corporation, a New Hampshire corporation which owns the New Hampshire portion of the HVDC interconnection.

    Properties Used for Distribution
    --------------------------------

    All properties of the Company used for the distribution of electric energy, including circuits, substations, and stations, are located within Massachusetts.

    HEEC's distribution system at December 31, 1997, consists principally of a
    4.09 mile 115,000 volt (submarine cable) distribution line and a substation located on Deer Island in Boston, Massachusetts. HEEC's entire distribution system is located in Massachusetts.

3.  Boston Edison Company.  In the year ended December 31, 1997, the Company:
    ---------------------

    (a) - (c)  Sold at retail (including unbilled kilowatt-hours (kWh))
               13,156,541,000 kWh of electric energy all within Massachusetts as the Company is permitted to make retail sales only in its franchise area which is the city of Boston and 39 surrounding cities and towns in Massachusetts. Sold wholesale 4,285,143,000 kWh of electric energy mostly to customers located inside Massachusetts of which 38% was sold to the New England Power Exchange (NEPEX) headquartered in Massachusetts; 26% was sold to municipal electric systems and public authorities located within Massachusetts; 22% was sold to public utility companies headquartered in Massachusetts; 13.9% was sold to United Illuminating and Northeast Utilities (headquartered in Connecticut), and 0.1% was sold to other utilities outside Massachusetts. Electric energy sold to utility companies outside of Massachusetts was delivered at tie points between the Company and other utilities located within Massachusetts and represented 3.5% of the Company's total sales (both wholesale and retail) of 17,441,684,000 kWh.

    (d) Purchased 6,901,458,000 kWh of electric energy. 23% was purchased from outside Massachusetts. 46% was purchased from public authorities and non-utility generators located in Massachusetts. The remaining purchases consisted of 13% from NEPEX and 19% from Canal Electric Company, New England Power Company and Commonwealth Electric, all of which are located in Massachusetts.

    Harbor Electric Energy Company.  In the year ended December 31, 1997,
    ------------------------------
    HEEC:

    (a) - (d)  did not sell electric energy at wholesale or retail either within Massachusetts or outside of the state and did not purchase any electric energy from outside of Massachusetts.

4.  Not applicable

                                  Exhibit A
                                  ---------

A consolidating statement of income and retained earnings of Boston Edison Company and its subsidiaries for the year ended December 31, 1997 and a consolidating balance sheet as of December 31, 1997 are also filed herewith.

Boston Edison Company has caused this statement to be duly executed on its behalf by an authorized officer on this day.


                                      Boston Edison Company
                                      ---------------------
                                            Claimant


                                      /s/ Robert J. Weafer, Jr.
                                      ----------------------------
                                          Robert J. Weafer, Jr.
                                          Vice President - Finance,
                                            Controller and Chief Accounting
                                            Officer - Boston Edison Company
                                            and Assistant Treasurer -
                                            Harbor Electric Energy Company


                                          February 27, 1998
                                      ----------------------------
                                                 Date





                                  Exhibit C
                                  ---------

                                Not applicable

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
                                           BOSTON EDISON COMPANY
                           Consolidating Statement of Income and Retained Earnings
                                    For the year ended December 31, 1997
                                  (in thousands, except earnings per share)
                                    Boston     Harbor Electric   Boston Energy    Eliminating
                                  Edison Co.     Energy Co.     Technology Group    Entries    Consolidated
                                  ----------   ---------------  ----------------  -----------  ------------
Operating revenues                $1,768,712       $7,521           $     0                     $1,776,233

Operating expenses:
  Fuel and purchased power           679,131            0                 0                        679,131
  Operations and maintenance         413,933          846                 0                        414,779
  Depreciation and amortization      186,934        1,753                 0                        188,687
  Demand side management programs     29,790            0                 0                         29,790
  Taxes - property and other         106,560        1,415                 0                        107,975
  Income taxes                        94,531          490                 0                         95,021
                                  ----------       ------           --------                    ----------
  Total operating expenses         1,510,879        4,504                 0                      1,515,383
                                  ----------       ------           --------                    ----------

Operating income                     257,833        3,017                 0                        260,850

Other income (expense), net           (1,705)         303            (9,096)                       (10,498)
                                  ----------       ------           --------                    ----------

Operating and other income           256,128        3,320            (9,096)                       250,352

Interest charges:
  Long-term debt                      89,936        2,553                 0                         92,489
  Other                               14,403            7                 0                         14,410
  Allowance for borrowed funds
   used during construction           (1,189)           0                 0                         (1,189)
                                  ----------       ------           --------                    ----------
  Total interest charges             103,150        2,560                 0                        105,710
                                  ----------       ------           --------                    ----------

Net income (loss)                    152,978          760            (9,096)                       144,642

Preferred stock dividends             13,149            0                 0                         13,149
                                  ----------       ------           --------        ------      ----------

Earnings available for common
  shareholders                    $  139,829       $  760           $(9,096)        $    0      $  131,493
                                  ==========       ======           ========        ======      ==========

Common shares outstanding
 (weighted average)                                                                                 48,515

Earnings per share of common
 stock - basic and diluted                                                                           $2.71
                                                                                                ==========

Retained Earnings:
-----------------

Balance at beginning of year      $  290,865       $2,750           $(5,524)        $4,100      $  292,191
  Net income (loss)                  152,978          760            (9,096)             0         144,642
                                  ----------       ------           --------        ------      ----------
  Subtotal                           443,843        3,510           (14,620)         4,100         436,833
Dividends declared:
  Preferred stock                     13,149            0                 0                         13,149
  Common stock                        91,208        1,100                 0         (1,100)         91,208
                                  ----------       ------           --------        ------      ----------
  Subtotal                           104,357        1,100                 0         (1,100)        104,357
                                  ----------       ------           --------        ------      ----------
Provision for preferred stock
 redemptions and issuance costs        3,674            0                 0              0           3,674
                                  ----------       ------           --------        ------      ----------
Balance at end of year            $  335,812       $2,410          $(14,620)        $5,200      $  328,802
                                  ==========       ======           ========        ======      ==========

                                           BOSTON EDISON COMPANY
                                        Consolidating Balance Sheet
                                    For the year ended December 31, 1997
                                               (in thousands)
                                                         Boston                   Eliminating
                                Boston       Harbor      Energy                     Entries
                                Edison      Electric   Technology               ----------------
                                  Co.      Energy Co.     Group       Total       Dr.      Cr.    Consolidated
                              ----------   ----------  ----------  -----------  -------  -------  ------------
ASSETS
Plant investment              $4,416,816    $40,245     $   806    $4,457,867                      $4,457,867
Construction work in progress     33,291        770       7,342        41,403                          41,403
Accumulated depreciation      (1,703,281)    (9,786)        (11)   (1,713,078)                     (1,713,078)
                              ----------    -------     -------    ----------                      ----------
   Net plant                   2,746,826     31,229       8,137     2,786,192                       2,786,192
                              ----------    -------     -------    ----------                      ----------
Nuclear fuel, net                 67,935          0           0        67,935                          67,935
Nuclear decommissioning trust    151,634          0           0       151,634                         151,634
Investment in Harbor Electric
 Energy Co.                        2,101          0           0         2,101            $ 2,101            0
Investment in Boston Energy
 Technology Group                 12,729          0           0        12,729             12,729            0
Equity investments                23,326          0      12,129        35,455                          35,455
Other investments                  7,107          0           0         7,107                           7,107
Due from affiliates               23,338          0           0        23,338             23,338            0
Current assets:
   Cash and cash equivalents       1,955        328       1,857         4,140                           4,140
   Accounts receivable           181,790      1,239       9,191       192,220                         192,220
   Accrued unbilled revenues      30,048          0           0        30,048                          30,048
   Fuel, materials and
    supplies                      58,911          0       1,923        60,834                          60,834
   Prepaids and other             31,214         21          48        31,283                          31,283
                              ----------    -------     -------    ----------                      ----------
   Total current assets          303,918      1,588      13,019       318,525                         318,525
                              ----------    -------     -------    ----------                      ----------
Deferred debits:
   Regulatory assets             220,403          0           0       220,403                         220,403
   Other                          30,414          2       4,680        35,096                          35,096
                              ----------    -------     -------    ----------   -------  -------   ----------
   Total assets               $3,589,731    $32,819     $37,965    $3,660,515   $     0  $38,168   $3,622,347
                              ==========    =======     =======    ==========   =======  =======   ==========

CAPITALIZATION AND LIABILITIES
Common stock equity           $1,085,664    $ 4,511     $(1,891)   $1,088,284   $14,830            $1,073,454
Cumulative preferred stock       161,093          0           0       161,093                         161,093
Long-term debt                 1,030,000     27,076           0     1,057,076                       1,057,076
                              ----------    -------     -------    ----------   -------            ----------
   Total capitalization        2,276,757     31,587      (1,891)    2,306,453    14,830             2,291,623
                              ----------    -------     -------    ----------   -------            ----------
Current liabilities:
   Due to affiliates                   0        145      23,193        23,338    23,338                     0
   Long-term debt/preferred
    stock due within one year    102,000        667           0       102,667                         102,667
   Notes payable                 129,500          0       7,513       137,013                         137,013
   Accounts payable               80,352          0       6,663        87,015                          87,015
   Other                         173,883      2,155       1,060       177,098                         177,098
                              ----------    -------     -------    ----------   -------            ----------
   Total current liabilities     485,735      2,967      38,429       527,131    23,338               503,793
                              ----------    -------     -------    ----------   -------            ----------
Deferred credits:
   Accumulated deferred
    income taxes                 486,536       (735)        (63)      485,738                         485,738
   Accumulated deferred
    investment tax credits        60,736          0           0        60,736                          60,736
   Power contracts                71,445          0           0        71,445                          71,445
   Nuclear decommissioning
    liability                    155,182          0           0       155,182                         155,182
   Other                          53,340     (1,000)      1,490        53,830                          53,830
                              ----------    -------     -------    ----------   -------  -------   ----------
Total capitalization and
 liabilities                  $3,589,731    $32,819     $37,965    $3,660,515   $38,168  $     0   $3,622,347
                              ==========    =======     =======    ==========   =======  =======   ==========